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                               July 21, 2021

       Rory Byrne
       Chief Executive Officer
       Dole plc
       29 North Anne Street
       Dublin 7
       D07 PH36
       Ireland

                                                        Re: Dole plc
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed July 19, 2021
                                                            File No. 333-257621

       Dear Mr. Byrne:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 14, 2021 letter.

       Amendment No. 1 to Registration Statement on Form F-1, Filed July 19,
2021

       Dilution, page 81

   1. Please define "adjusted net tangible book value". Please provide us a calculation of adjusted net tangible
book value and adjusted net tangible book value per share and clarify in the filing how the
amount is calculated. You indicated that the adjusted net tangible book value is equal to
tangible assets less total liabilities. It appears that you should also exclude the redeemable
noncontrolling interests. Please revise or advise.
 Rory Byrne
FirstName
Dole plc LastNameRory Byrne
Comapany
July       NameDole plc
     21, 2021
July 21,
Page  2 2021 Page 2
FirstName LastName
2. In addition, please disclose the number of outstanding common shares used to calculate the adjusted tangible book value per share and pro forma tangible book value per share information, respectively. If you used the same number of shares in both calculations, please tell us why that is appropriate.
Principal and Selling Shareholders, page 208

3. Please revise footnote 1 to the table on page 208 to identify the natural person or persons who have voting and/or investment control of the shares held by Balkan Investment Co.
         and related parties, including, as applicable, disclosing whether such entities are affiliated with any of your directors or officers.
Condensed Consolidated Financial Statements, page F-2

4. Please revise, at a minimum, pages F-2 through F-8 and pages F-29 through F-35, to clarify the financial statements relate to Total Produce plc.
Exhibits

5. Please have counsel revise the legality opinion filed as Exhibit 5.1 to (i) opine on the legality of the shares to be sold by selling shareholders and (ii) remove the assumptions in
         Sections 3.4, 3.8, 3.9 and 3.11 as those sections appear to assume legal conclusions underlying counsel's opinion. Refer to II.B.3.a of Staff Legal Bulletin No. 19.
       You may contact Christie Wong at 202-551-3684 or Mary Mast at 202-551-3613 if you
have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Life
Sciences
cc:      P. Michelle Gasaway, Esq.